                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                          Western Wireless Corporation
                                (Name of Issuer)

                  Class A Common Stock, no par value per share
                         (Title of Class of Securities)

                                    95988E204
                                 (CUSIP Number)

                    John W. Stanton and Theresa E. Gillespie
                          Western Wireless Corporation
                         3650 131st Avenue S.E., Ste 600
                           Bellevue, Washington 98006
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 13, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 95988E204

1.      NAME OF REPORTING PERSON

        John W. Stanton

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP................ (a) [ ]

        ................................................................ (b) [X]

3       SEC USE ONLY

4       SOURCE OF FUNDS

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or  2(e)................................................  [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
                                 0
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8       SHARED VOTING POWER
OWNED BY                         9,497,451
EACH REPORTING           -------------------------------------------------------
PERSON WITH              9       SOLE DISPOSITIVE POWER
                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                 9,497,451
--------------------------------------------------------------------------------


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,497,451

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        ...................................................................  [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.12%

14      TYPE OF REPORTING PERSON

        IN

CUSIP No.: 95988E204

1.      NAME OF REPORTING PERSON

        Theresa E. Gillespie

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP................ (a) [ ]

        ................................................................ (b) [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e).................................................  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
                                 0
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8       SHARED VOTING POWER
OWNED BY                         9,497,451
EACH REPORTING           -------------------------------------------------------
PERSON WITH              9       SOLE DISPOSITIVE POWER
                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                 9,497,451
--------------------------------------------------------------------------------


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,497,451

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        ...................................................................  [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.12%

14.     TYPE OF REPORTING PERSON

        IN

CUSIP No.: 95988E204

1.      NAME OF REPORTING PERSON

        PN Cellular, Inc.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP................ (a) [ ]

        ................................................................ (b) [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e).................................................  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
                                 0
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8       SHARED VOTING POWER
OWNED BY                         9,497,451
EACH REPORTING           -------------------------------------------------------
PERSON WITH              9       SOLE DISPOSITIVE POWER
                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                 9,497,451
--------------------------------------------------------------------------------


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,497,451

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        ...................................................................  [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.12%

14.     TYPE OF REPORTING PERSON

        CO

CUSIP No.: 95988E204

1.      NAME OF REPORTING PERSON

        Stanton Communications Corporation

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP................ (a) [ ]

        ................................................................ (b) [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e).................................................  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
                                 0
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8       SHARED VOTING POWER
OWNED BY                         9,497,451
EACH REPORTING           -------------------------------------------------------
PERSON WITH              9       SOLE DISPOSITIVE POWER
                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                 9,497,451
--------------------------------------------------------------------------------


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,497,451

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        ...................................................................  [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.12%

14.     TYPE OF REPORTING PERSON

        CO

CUSIP No.: 95988E204

1.      NAME OF REPORTING PERSON

        The Stanton Family Trust

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP................ (a) [ ]

        ................................................................ (b) [X]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

        OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e).................................................  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America

--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER
                                 0
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8       SHARED VOTING POWER
OWNED BY                         9,497,451
EACH REPORTING           -------------------------------------------------------
PERSON WITH              9       SOLE DISPOSITIVE POWER
                                 0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                 9,497,451
--------------------------------------------------------------------------------


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,497,451

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        ...................................................................  [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.12%

14.     TYPE OF REPORTING PERSON

        OO

CUSIP No.: 95988E204

PRELIMINARY NOTE: This Schedule 13D/A amends in certain respects the Schedule 13D originally filed by the two (2) Reporting Persons (defined below) with the Securities and Exchange Commission (the "Commission") on June 3, 1996, which original Schedule 13D was previously amended pursuant to the Schedule 13D/A filed by such Reporting Persons with the Commission on January 31, 2002.

ITEM 1. SECURITY AND ISSUER

This statement relates to the Class A Common Stock, no par value per share (the "Class A Common Stock"), of Western Wireless Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3650 131st Avenue S.E., Ste 600, Bellevue, Washington 98006.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed jointly by John W. Stanton and Theresa E. Gillespie, husband and wife; PN Cellular, Inc. ("PN Cellular"); Stanton Communications Corporation ("SCC"); and The Stanton Family Trust ("Trust"). PN Cellular and SCC are Washington corporations substantially owned and controlled by Mr. Stanton and Ms. Gillespie. Mr. Stanton, Ms. Gillespie, PN Cellular, SCC and the Trust are each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." The business address of the Reporting Persons is 3650 131st Avenue S.E., Ste 600 Bellevue, Washington 98006. Mr. Stanton is the Chairman and Chief Executive Officer of the Issuer, which is a provider of wireless communications services in the United States principally through the ownership and operation of cellular systems and is the Chief Executive Officer and a Director of VoiceStream Wireless Corporation, a national provider of personal communications service in the United States using GSM wireless technology, which has a principal business address of 12920 - 38th Street S.E. Bellevue, Washington 98006. Ms. Gillespie is the Executive Vice President and a Director of the Issuer. Mr. Stanton and Ms. Gillespie are United States citizens. The principal business of PN Cellular and SCC is the ownership of interests in wireless communications companies. The Trust is a family charitable trust organized under the laws of the state of Washington.

None of the Reporting Persons has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The purchases of shares of Class A Common Stock described in Item 5(c) and the potential future purchases described in Item 4 below by Mr. Stanton and Ms. Gillespie were and will be made with personal funds (with no amount of the purchase price being represented by borrowed funds). The purchases of shares of Class A Common Stock described in Item 5(c) and the potential future purchases described in Item 4 below by PN Cellular and SCC were made with working capital (with no amount of the purchase price being represented by borrowed funds).

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the Class A Common Stock for investment purposes only. Except as set forth in this Item 4, none of the Reporting Persons has a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, from time to time as of and following the date hereof, acquire additional shares of Class A Common Stock by virtue of open market purchases; provided, further, that each Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D. By virtue of their ownership of Class A Common Stock and Class B Common Stock of the Issuer, all as more fully described in notes 1 and 2 to Item 5 below, the Reporting Persons hold shares representing 44.4% of the voting power of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the filing date of this Schedule 13D, the Reporting Persons share beneficial ownership of 9,497,451 shares of the Class A Common Stock(1), which represents approximately 12.12%(2) of the shares of Class A Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

(b) As of the filing date of this Schedule 13D, the Reporting Persons have shared power to vote or direct the vote and dispose or direct the disposition of 9,497,451 shares of the Class A Common Stock.(1)

(c) On May 13, 2002, Mr. Stanton and Ms. Gillespie purchased 1,000,000 shares of Class A Common Stock at a price of $3.60 per share. On May 14, Mr. Stanton and Ms. Gillespie purchased 570,000 shares of Class A Common Stock at a price of $3.855 per share. On May 15, 2002, PN Cellular purchased 245,391 shares of Class A Common Stock at a price of $4.07 per share. On May 15, 2002 SCC purchased 153,370 shares of Class A Common Stock at a price of $4.07 per share. All of the above purchases were open market purchases.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5.

(e) Not applicable.

(1) Consists of (i) 245,391 shares of Class A Common Stock and 1,686,069 shares of Class B Common Stock held of record by PN Cellular, Inc. ("PN Cellular") which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie; (ii) 153,370 shares of Class A Common Stock and 1,274,519 shares of Class B Common Stock held of record by Stanton Communications Corporation ("SCC"), which is substantially owned and controlled by Mr. Stanton and Ms. Gillespie; (iii) 2,918,619 shares of Class A Common Stock and 3,025,668 shares of Class B Common Stock held by Mr. Stanton and Ms. Gillespie as joint tenants; (iv) 64,437 shares of Class B Common Stock held of record by The Stanton Family Trust; and (v) an aggregate of 129,378 shares of Class A Common

    Stock issuable upon exercise of stock options granted to Mr. Stanton or Ms. Gillespie, which are exercisable within 60 days of the date of this statement. Mr. Stanton and Ms. Gillespie are married and share voting and investment power with respect to the shares jointly held by them, as well as the shares held of record by PN Cellular, SCC and The Stanton Family Trust. The Company has two classes of common stock, Class A Common Stock and Class B Common Stock. Other than with respect to voting rights and conversion, the Class A Common Stock and Class B Common Stock have identical rights. The Class A Common Stock has one vote per share and the Class B Common Stock has ten votes per share. By virtue of their ownership of Class A Common Stock and Class B Common Stock of the Issuer, in the amounts described above and in note 2 below, the Reporting Persons hold shares representing 45.7% of the voting power of the Issuer. Shares of Class B Common Stock generally convert automatically into shares of Class A Common Stock on a share-for-share basis immediately upon any transfer of the Class B Common Stock other than a transfer from an original holder of Class B Common Stock to certain affiliates of such holder. Class B Common Stock also is convertible into shares of Class A Common Stock on a share-for-share basis at any time at the option of the holder.

(2) The share ownership percentages described in this Schedule 13D are based on 78,372,290 shares of Class A Common Stock deemed to be outstanding as of May 9, 2002 (as disclosed in the Issuer's Form 10-Q filed on May 14, 2002), which includes 72,192,219 shares of Class A Common Stock actually issued and outstanding as of such date, an aggregate of 129,378 shares of Class A Common Stock issuable upon exercise of stock options granted to Mr. Stanton or Ms. Gillespie and 6,050,693 shares of Class A Common Stock issuable upon the conversion of the same number of shares of Class B Common Stock beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Stanton, Ms. Gillespie, PN Cellular, SSC, The Stanton Family Trust (together with Mr. Stanton and Ms. Gillespie, PN Cellular and SCC, the "Stanton Entities"), Hellman & Friedman Capital Partners II, L.P. ("HFCP"), H&F Orchard Partners, L.P. ("HFOP"), H&F International Partners, L.P. (together with HFCP and HFOP, the "Hellman & Friedman Entities"), GS Capital Partners, L.P. ("GS Capital Partners), Stone Street Fund 1992, L.P. ("Stone Street"), Bridge Street Fund 1992, L.P. ("Bridge Street"), The Goldman Sachs Group, L.P. (together with GS Capital Partners, Stone Street and Bridge Street, the "Goldman Sachs Entities") and Providence Media Partners L.P. ("Providence") are parties to a Shareholders Agreement pursuant to which each party thereto shall vote its shares of common stock of the Issuer to elect a board of directors that will include (but not necessarily be limited to) the following six members: (i) the Chief Executive Officer of the Issuer; (ii) so long as the Hellman & Friedman Entities own at least (A) 15% of the total voting power (as defined in the Shareholders Agreement) of the Issuer, two persons designated by the Hellman & Friedman Entities or (B) 7-1/2% of the total voting power of the Issuer, one person designated by the Hellman & Friedman Entities; (iii) so long as the Goldman Sachs Entities beneficially own at least 7-1/2% of the total voting power of the Issuer, one person designated by the Goldman Sachs Entities;
(iv) so long as the Stanton Entities and Providence collectively beneficially own at least 7-1/2% of the total voting power of the Issuer, one person designated by majority vote of the Stanton Entities and Providence (such designee being in addition to Mr. Stanton if he is then serving on the Issuer's board of directors by reason of being the Chief Executive Officer of the Issuer), provided that the Stanton Entities agree that so long as Mr. Stanton is serving as the Chief Executive Officer of the Issuer and Providence owns at least 75% of the shares it beneficially owned on the date of execution of the Shareholders Agreement, the Stanton Entities shall vote their shares of common stock for one member of the board of directors designated by Providence; and (v) one member of the board of directors of the Issuer selected by a majority of the persons selected as described above.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1 Shareholders Agreement (incorporated herein by reference to Exhibit
10.14 to the Company's Registration Statement on Form S-1 No. 333-2432).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2002
----------------------------------
Date

JOHN W. STANTON

/s/ John W. Stanton
----------------------------------
John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie
----------------------------------
Theresa E. Gillespie

PN CELLULAR, INC.

/s/ John W. Stanton
----------------------------------
John W. Stanton
President

STANTON COMMUNICATIONS CORPORATION

/s/ John W. Stanton
----------------------------------
John W. Stanton
President

THE STANTON FAMILY TRUST

/s/ Don Guthrie
----------------------------------
Don Guthrie
Trustee

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

DATED: May 15, 2002.


JOHN W. STANTON

/s/ John W. Stanton
----------------------------------
John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie
----------------------------------
Theresa E. Gillespie

PN CELLULAR, INC.

/s/ John W. Stanton
----------------------------------
John W. Stanton
President

STANTON COMMUNICATIONS CORPORATION

/s/ John W. Stanton
----------------------------------
John W. Stanton
President

THE STANTON FAMILY TRUST

/s/ Don Guthrie
----------------------------------
Don Guthrie
Trustee